ECARX Highlights Q4 2024 EBITDA Breakeven, Positive EBITDA 2025 Outlook, and Global Expansion at Investor Day 2025

SHANGHAI, March 13, 2025 (GLOBE NEWSWIRE) -- ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today showcased its significant financial milestones and strategic initiatives from 2024 while outlining its vision to drive growth going forward at its Investor Day 2025 held in Hong Kong on March 13, 2025.

At the event, ECARX’s management showcased the Company’s breakeven at the EBITDA level during the fourth quarter of 2024, its confidence in delivering positive EBITDA for the full year 2025, and its expanding global customer base supported by innovative, cost-effective solutions.

Financial Milestones

ECARX closed out 2024 with a robust financial performance despite intensifying market competition. The Company’s financial health hit an inflection point with EBITDA breaking even during the fourth quarter of 2024. ECARX’s operating loss consistently narrowed throughout 2024 while total revenue grew 18% year-over-year to RMB 5.6 billion. Gross margin for 2024 was a solid 21%, reflecting the progress it has made in optimizing product costs, executing its supply-chain and manufacturing strategy, and improving operational efficiency amidst challenging market conditions. Total shipments reached a record high of 2 million units in 2024, an increase of 33% year-over-year, with over 700,000 units shipped during the fourth quarter alone, up 10% from last quarter.

Ziyu Shen, ECARX Chairman and CEO, commented, "2024 was a remarkable year where we made significant progress in executing our strategic vision. Achieving breakeven at the EBITDA level during the fourth quarter is a testament to our dedication and ability to excel in a challenging global environment. This has strengthened our confidence in reaching full-year breakeven for 2025 as we continue to expand our global reach and demonstrate to a broader audience of global automakers how our cost-effective full-stack solutions can be customized for deployment in different market.”

Global Expansion

ECARX continued to expand its global footprint throughout 2024, recently securing a new project with Volkswagen Group. This project will deploy a complete digital cockpit solution, including the integrated hardware and software of the ECARX Antora® 1000 computing platform and ECARX Cloudpeak® software architecture, across multiple vehicles set to launch in Brazil and India toward the end of this decade. Additionally, ECARX strengthened its partnership with Geely who is also expanding into international markets with the recent launch of the Galaxy EX5, the first overseas model integrating ECARX’s Antora® solution, further demonstrating the Company’s ability to customize this solution for both Chinese and international markets.

ECARX’s global presence is growing alongside the increased international exposure its products are receiving. Its global customer base has expanded to 18 automakers across 28 global brands including Skoda, Volvo, smart, Lotus, Mazda, and Peugeot. The Company has established European headquarters and operations center in London and R&D centers in Sweden, Germany, and the US to work in close proximity with automakers there on customized ADAS and cockpit solutions. Plans are also in place to open an office in Singapore for R&D, IP holding, and supply chain management.

Technological Innovation

During presentations, Mr. Shen outlined how ECARX’s R&D roadmap is directly aligned with software-defined vehicles, and E/E architecture evolving trends driving the industry. ECARX is committed to investing in R&D as a driver of innovation and its growing global customer base. Over the past three years, R&D expenses have consistently accounted for approximately 15-20% of its total revenue with revenue growing at a quicker pace on average. The continued investment in R&D has enabled ECARX to expand its product offerings with advanced solutions like Skyland® Pro intelligent driving solution and AutoGPT, an in-vehicle LLM application built on top of several of the world’s leading LLMs to enhance the in-vehicle experience.

The Company has built full-stack capabilities that span from hardware design to applications, exemplified in its Cloudpeak® software solution – the cross-domain software foundation that seamlessly integrates multiple operating systems to optimize the user experience. Solutions deployed with Google Automotive Services have been validated from global vehicles launches, a key feature global automakers such as Volkswagen and Volvo found highly attractive. Mr. Shen also highlighted the enduring relevance of the Company’s solutions, such as the ECARX E02 computing platform where shipments have consistently grown to over 2.1 million units since its launch in 2020.

Positive Outlook for 2025

Looking ahead to 2025, ECARX management expressed confidence in achieving positive EBITDA for the full year as it continues to invest in R&D to drive innovation, optimize product costs, and improve overall operational efficiency. The Company expects to strike a fine balance between revenue growth, profitability, and capital investment to ensure a healthy and sustainable growth in 2025.

Mr. Shen concluded, “Achieving breakeven will be our priority this year. The market opportunity in front of us is enormous and a healthy financial position is critical for us to expand internationally and engage with global automakers.”

A copy of the Investor Day 2025 presentation will be made available on the Company’s website.

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 1,900 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Geely Galaxy, Polestar, smart, and Volvo Cars. ECARX also works with other well-known automakers, including Volkswagen Group, FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 8.1 million vehicles worldwide.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs, or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Investor Contacts:
Rene Du
ir@ecarxgroup.com

Media Contacts:
ecarx@christensencomms.com
SOURCE: ECARX Holdings Inc.